Exhibit 99.1

Advantage Announces Appointment of New Board Director

(TSX: AAV, NYSE: AAV)

CALGARY, May 26, 2014 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the appointment of Mr. Grant B. Fagerheim to the Board of Directors.

Mr. Fagerheim is currently the President and Chief Executive Officer of Whitecap Resources Inc. ("Whitecap") and also serves as the Chairman of the Board of Whitecap.  Mr. Fagerheim's extensive oil and gas industry experience will complement and strengthen the Advantage Board as the Corporation undertakes significant growth through execution of its three year development plan.

Mr. Fagerheim joins the current slate of Advantage independent directors comprised of Messers. Ron McIntosh, Paul Haggis, Stephen Balog and management director, Andy Mah who is the President and Chief Executive Officer of Advantage.

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

Advantage Oil & Gas Ltd.
300, 440 -2nd Avenue SW
Calgary, Alberta
T2P 5E9
Phone:  (403) 718-8000
Fax:      (403) 718-8332
Web Site: www.advantageog.com
E-mail:  ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 16:39e 26-MAY-14